

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

<u>Via E-mail</u>
Cynthia Glaser
Chief Financial Officer
Sustainable Environmental Technologies Corporation
2345 West Foothill Blvd., Suite 12
Upland, California 91786

> **Re: Sustainable Environmental Technologies Corporation
>   Preliminary Proxy Statement on Schedule 14A
>   Filed September 27, 2012
>   File No. 0-25488**

Dear Ms. Glaser:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1.   We note that you have not provided the information described in Item 14 of Schedule 14A. We also note your disclosure at page 10 that you are not transferring "all or substantially all" of your assets. Please provide a detailed analysis as to whether the project finance transaction and related asset purchase agreement involve a "sale or other transfer of…any substantial part of [your] assets" under Item 14(a)(4) of Schedule 14A.

Proposal 4, page 17

2.	We note your statement that the proposed amendment will "amend the provision regarding the number and qualifications of the Directors so that the Board would have the authority to determine the number of directors, however in no event would the number be less than three or more than five, with the exact number within that range to be fixed by resolution of the Board of Directors *and* to update the Bylaws to ensure that they comply with the California Corporations Code" (emphasis added). Please revise your disclosure to describe the changes that are intended to ensure that your bylaws comply with the California Corporations Code.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:	Via E-mail
	Kimberly Brooks